SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SHAREHOLDERS APPROVE ALL RESOLUTIONS AT AGM

Ryanair, Europe's favourite airline, today (14 Sep) held its 2016 AGM in Dublin during which shareholders approved all resolutions by substantial majorities (see attached). The airline also briefed shareholders on the continuing success of its "Always Getting Better" (AGB) customer experience improvement programme, which has already enabled Ryanair to raise its full year traffic forecast to 117m customers, with a full year net profit guidance range of €1,375m to €1,425m.

Amongst the highlights of the last year were:

●      Traffic grew by 18% to 106.4m customers as load factors rose from 88% to 93%
●      7 new bases & more than 100 new routes launched
●      More primary airports & bases (Hamburg, Luxembourg, Milan Malpensa, Nuremberg)
●      First airline to carry over 100m international customers in a calendar year
●      First airline to carry over 11m international customers in a calendar month (July)
●      Five year pay & conditions deals agreed with all 84 pilot and cabin crew bases
●      Over 2,000 new jobs created (bringing total headcount to 11,500)
●      Year 3 of AGB launched
●      Aer Lingus proceeds (€400m) returned to shareholders
●      €800m share buy-back programme completed
●      Increased profit after tax by 43% to €1,242m (before an exceptional gain of €317.5m from the sale of 29.8% shareholding in Aer Lingus)

Ryanair customers can look forward to further improvements in the coming year including even lower fares, the early launch of the summer 2017 schedule, digital enhancements such as travel extras in the app, 'one-flick' payments and automatic check-in, a "My Ryanair Club" with member benefits, and the launch of the Ryanair Rooms accommodation platform, as AGB continues to deliver for Ryanair's customers, people and shareholders.

Ryanair Chairman, David Bonderman said:

"Our record traffic and load factor growth demonstrates the continued success of Ryanair's low fares and our "Always Getting Better" (AGB) customer experience programme. As our recent full year guidance confirmed, Ryanair expects average fares to fall by between 10% to 12% in the 6 months to March 2017 (this winter), so there's never been a better time to book a low fare flight on Ryanair, with even more value for our rapidly growing customer base."

        ENDS
For further information
please contact:	Robin Kiely	Piaras Kelly
	Ryanair Ltd	Edelman Ireland
	Tel: +353-1-9451949	Tel: +353-1-6789 333
	press@ryanair.com	ryanair@edelman.com

ANNUAL GENERAL MEETING OF RYANAIR HOLDINGS PLC HELD ON 14th SEPTEMBER 2016
RESULTS

Each of the Resolutions put to the Annual General Meeting on 14th September 2016 was decided on a show of hands. All Resolutions were carried. Results of proxy votes are set out in the following table. Details of the Resolutions are contained in the Notice of Meeting, which is available on the Ryanair website.

	Votes For		Votes Against		Total Votes*	Votes Withheld *	Total (Inc Withheld)
	Number	Percentage	Number	Percentage		Number	Number
Resolution 1	836,650,664	99.10%	7,606,404	0.90%	844,257,068	1,039,700	845,296,768
Resolution 2	701,441,494	85.18%	122,048,142	14.82%	823,489,636	21,807,132	845,296,768
Resolution 3A	718,874,221	88.24%	95,846,732	11.76%	814,720,953	30,575,815	845,296,768
Resolution 3B	793,480,722	96.14%	31,873,432	3.86%	825,354,154	19,942,614	845,296,768
Resolution 3C	796,290,971	95.19%	40,231,966	4.81%	836,522,937	8,773,831	845,296,768
Resolution 3D	788,434,758	95.15%	40,185,752	4.85%	828,620,510	16,676,258	845,296,768
Resolution 3E	793,478,722	96.14%	31,875,432	3.86%	825,354,154	19,942,614	845,296,768
Resolution 3F	781,255,006	94.49%	45,528,372	5.51%	826,783,378	18,513,390	845,296,768
Resolution 3G	796,750,522	95.25%	39,771,661	4.75%	836,522,183	8,774,585	845,296,768
Resolution 3H	836,727,223	98.99%	8,569,545	1.01%	845,296,768	0	845,296,768
Resolution 3I	802,679,373	95.20%	40,468,670	4.80%	843,148,043	2,148,725	845,296,768
Resolution 3J	720,528,359	87.40%	103,859,798	12.60%	824,388,157	20,908,611	845,296,768
Resolution 3K	810,882,651	96.93%	25,639,649	3.07%	836,522,300	8,774,468	845,296,768
Resolution 3L	837,571,435	99.09%	7,724,748	0.91%	845,296,183	585	845,296,768
Resolution 4	811,806,874	98.31%	13,976,987	1.69%	825,783,861	19,512,907	845,296,768
Resolution 5	826,543,655	97.99%	16,939,388	2.01%	843,483,043	1,813,725	845,296,768
Resolution 6	841,726,383	99.58%	3,522,846	0.42%	845,249,229	47,539	845,296,768

* As "Votes Withheld" are not votes in law, they are not taken into account in the calculation of the proportion of the votes For and Against or in the Total Votes shown.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 14 September, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary